

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

<u>Via E-mail</u>
David Rosenberg
President
chatAND, Inc.
321 West 44th Street
New York, NY 10036

> **Re: chatAND, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2011**
> **File No. 333-176651**

Dear Mr. Rosenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are including in your registration statement 8,500,000 shares issuable upon the conversion of outstanding convertible senior secured notes and 4,250,000 shares issuable upon exercise of outstanding warrants. However, it appears that there are default provisions, such as Sections 2.01 and 2.03 of Exhibit 10.4, associated with your senior secured note that limit and/or condition the issuance of common stock being registered. Please provide us with a detailed analysis in your response letter as to why you believe that the issuance of the outstanding senior secured notes and related warrants is complete and that the resale offering is a separate transaction. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections, available on our website.

2.   Exhibit 10.13 and your disclosure throughout suggest that you are not registering the warrants that will be issued in connection with the units you intend to offer in this

transaction. As examples, without limitation, on page 44, in your description of the warrants, you state that "The shares of Common Stock underlying the warrants are being registered on this prospectus." The Form of Warrant filed as Exhibit 10.13 includes language at the forefront that "These securities have not been registered under the Securities Act…." You are publicly offering the warrants underlying the units, as well as the underlying shares, and it appears that those offers and sales must be registered. Ensure that the text of the underlying agreements is consistent with your registration of those transactions.

3. Tell us how you plan to account for the units being sold with this prospectus. Indicate whether the warrants require that you register offers and sales of the underlying shares of the warrants or that you are required to continued to be timely reporting under the 1934 Exchange Act. In this regard, the warrants may be classified as a liability due to those requirements. See ASC 815-40. The classification issue may impact the presentation of the capitalization table in the initial registration statement and the dilution information in the initial registration statement that is required by Regulation S-K Item 506.

Facing Sheet

Calculation of Registration Fee

4. Revise to include in your Registration Fee table, the 20 million units that you are proposing to register in this offering. You indicate that each unit consists of one share of common stock and one-half of a five year common stock purchase warrant, therefore it appears that the 20 million units to be registered consist of 20 million shares and 10 million warrants. The units as well as all components of the units should be listed in the fee table. Revise accordingly. Additionally, the initial offering price you specify on the cover page of the prospectus with respect to the shares offered by selling security holders should be used to compute the fee on the secondary offering shares, as you are registering the resale of those shares and not the issuance thereof.

5. We note from Section 4(d) of Exhibit 10.5 that the privately placed warrants include a "full-ratchet" pricing adjustment feature that will generally increase the number of shares issuable upon exercise of the warrants, in the event of future issuances of common stock at prices less than the warrant exercise price. Include footnote disclosure to your fee table, alerting investors that these additional shares issuable to the holders of the privately placed warrants pursuant to the full-ratchet adjustment provision will not be covered by the resale registration statement and will require a separate filing, consistent with Rule 416 of the Securities Act. Refer to Questions 213.01 and 213.02 of our Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Prospectus Cover Page

6. At the outset, your prospectus indicates in bold-face type that 42,750,000 shares of

common stock are offered by means of the prospectus. The first sentence then states that those shares are offered by selling security holders. Revise to identify the securities offered by the company at the outset of the filing by disclosing that 20 million units are offered by the company, each consisting of one share of common stock and one-half of a common stock purchase warrant. Then, indicate that the company also offers up to 10 million shares of common stock underlying the warrants included in the company's unit offering. Finally, state that in addition to the 20 million units offered by the company and the related offer of up to 10 million shares underlying the warrants, the prospectus also relates to offers and sales of 12.75 million shares of common stock by selling security holders, none of which are currently outstanding.

7. You state that the shares of common stock may be "sold by Selling Stockholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices." However, because you are not eligible to conduct an at-the-market offering, please revise your disclosure to reflect that the shares sold by selling stockholders must be sold at a fixed price per share unless and until a market develops for your shares, such as quotation on the Over-the-Counter Bulletin Board or listing on a national securities exchange. State clearly the price at which the shares will be sold and ensure that your disclosure throughout is revised for consistency.

8. You state that you are offering units at a fixed price of "$.40 per share"; revise to state that the offering price is fixed at $.40 per unit.

9. Please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted, distinguishing between both. State clearly when each offering will terminate, how it will terminate, and the corresponding funds you will receive from each. Clarify your statement that you may have additional closings "thereafter from time to time during the offering period." Ensure that your disclosure is consistent throughout and corresponds with your executed escrow agreement.

10. You indicate that all funds received before the initial closing of the offering will be held in escrow pursuant to the escrow agreement with VStock Transfer LLC. However, we note that you have not yet filed an executed escrow agreement with your registration statement. Further, on page 42, you state that you intend to enter into an agreement with VStock Transfer, LLC. The executed escrow agreement should be filed with a pre-effective amendment, and you should expect that upon your filing that document, a reasonable period of time will be needed for the staff review of the agreement and related disclosure in the prospectus.

11. Further, it appears that the escrow agreement filed as Exhibit 10.11 is not applicable to this transaction, as it refers to a private placement. Please advise as to how this relates to the current offering or file an executed amended escrow agreement. To the extent that

your escrow agreement is updated, ensure that your corresponding disclosure is revised throughout to reflect the update.

12.   In the fifth paragraph you express intent to maintain the accuracy and currency of the prospectus for a period of two years with respect to the offer and sale of the "Company Shares." This statement appears inconsistent with the offering period of 240 days that you specify with respect to the primary offering. If you intend to maintain the prospectus for two years with respect to the secondary tranche of the offering, please clarify this. Additionally, we note that the warrants offered in the primary tranche have a term of five years. Accordingly, to the extent units are sold in the primary offering, you will need to maintain the prospectus for a period equal to the term of the warrants—up to five years. Please note that information of this nature does not appear necessary on the cover page, which should be concise and limited to information that is truly key to investors. Rather, the requirement that the prospectus be maintained for a period of up to five years, and the risk to investors presented by the possibility that you may not be able to maintain the currency of the prospectus at all times during the period the warrants are exercisable, is appropriate subject matter for the risk factors and the discussion of the offering(s) that is provided in the body of the prospectus.

Prospectus Summary

13.   You state that you intend to provide online assistance, engagement and conversion solutions to e-commerce businesses. Discuss the developmental status of your products and/or service offerings. Include a concise discussion of your expectations and associated costs for completion and an overview of the impediments to the successful development of the proposed product. Ensure that you discuss those matters in reasonable detail in the Business and other appropriate sections of the body of the prospectus. Also, revise the summary to disclose upfront that you have not generated any revenues to date.

The Offering, page 3

14.   You indicate that your OTCBB symbol is "pending." Clarify what steps you have taken to obtain listing on the OTCBB. Ensure that your disclosure is consistent throughout. As an example, your risk factor disclosure on page 15 suggests that your shares are currently trading. You state that if for any reason the common stock does not "continue to be listed on the OTC Bulletin Board."

Risk Factors, page 6

General

15.   Revise to move your risk factor disclosure immediately following the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

16.   Include a risk factor at the beginning of your risk factor section, addressing your auditor's going concern opinion and the substantial doubt about your ability to continue as a going concern.

17.   It appears that you do not intend to register your common stock under Section 12(g) of the Exchange Act. Accordingly, you should include a risk factor that informs investors that you will only be required to comply with the limited periodic reporting obligations required by Section 15(d) of the Exchange Act, and that you are not a fully reporting company. Inform potential investors that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements; that you will be subject to only limited portions of the tender offer rules; that your officers, directors, and more than ten percent shareholders will not file beneficial ownership reports about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities. Revise your disclosures throughout as appropriate to remove any suggestions that you will be a fully reporting company.

18.   Include a risk factor, alerting investors that in order for the warrants issued in connection with the unit to be exercisable, there must be a current prospectus in place. Disclose the risk that investors may not be able to exercise their warrants at a time when it would be economically beneficial to so.

"Our services are subject to payment-related risks," page 13

19.   It appears that you have identified two risks under this risk-factor caption. You state, "We are also subject to a number of other laws and regulations relating to money laundering, international money laundering …." Ensure that this is addressed under a separate risk factor caption.

"Capital needs necessary to execute our business strategy could increase substantially…," page 14

20.   Quantify, to the extent possible, the capital needs to which you refer in your risk factor caption. This also applies to the risk factor on page 15, which states "The Company may require additional capital in order to fully execute its business plan." Please state the minimum period of planned operations that you expect to be able to fund if you raise all of the proceeds in the current offering. Also discuss the rate at which you expect to be using funds in operations. State the minimum amount of capital you believe will be needed to fund anticipated operations for a period of 12 months from the date of the prospectus. To the extent the proceeds of this offering will not be sufficient to provide the capital needed for that 12-month period, state the deficiency and discuss your plans to address that deficiency. Ensure that the uncertainty as to whether you will have sufficient

capital to fund planned operations for a minimum of 12 months following the date of the prospectus is addressed in quantitative terms in this risk factor.

"We may be unable to successfully execute any of our identified business opportunities that we determine to pursue," page 15

21.   Clarify your reference to "identified business opportunities" that you refer to in this risk factor caption.

"We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel…," page 16

22.   This risk factor appears to duplicate disclosure included in your risk factors on page 9 and page 15. Consider revising, as applicable, to consolidate the information.

Being a public company may strain the Company's resources, divert management's attention and affect its ability to attract and retain qualified directors," page 16

23.   You refer to yourself as a "public company" here and elsewhere throughout your risk factor section, such as on page 17. Clarify that you will be subject to the reporting requirements of Section 15(d) as noted in our prior comment above.

24.   You indicate that you must maintain effective disclosure controls and procedures and internal control over financial reporting. Clarify that management will not be required to perform an analysis of your internal controls over financial reporting until the end of the second year for which you file an annual report under the Exchange Act. This comment also applies to your risk factor on page 17, which begins with "If we fail to maintain effective internal control over financial reporting."

"Certain conditions in the Senior Secured Notes…," page 19

25.   You state that you are bound by certain terms in your senior secured notes. Clarify the terms of the notes that you believe present a material risk to investors, and more clearly explain the nature of the risk. Also, provide an appropriate cross-reference to where this information can be found in your prospectus.

"Because our executive officers, directors and their affiliates own a large percentage…," page 19

26.   This risk factor appears to duplicate the risk factor on page 15, which begins with "Certain shareholders beneficially own and will continue to own a substantial portion of the Company's common stock…." Revise, as applicable, and consider disclosing the total percentage held by your directors, executive officers and their affiliates in the risk factor caption.

Market Opportunity, page 25

27.   With respect to third-party statements, such as the market data from Gartner, Inc.,
        Forrester Research, Zenith and Optimedia, presented in your prospectus, please provide
        us with the relevant portions of such reports or other printed materials. To expedite our
        review, please clearly mark each source to highlight the applicable portion or section
        containing the statistic and cross-reference it to the appropriate location in your
        prospectus. Tell us whether any such reports were prepared in connection with the
        preparation of this registration statement.

Competition, page 25

28.   You include among your competitors such established industry leaders such as Oracle,
        Google, and Microsoft. Given your development stage status with no revenues generated
        to date, please describe your competitive status more fully relative to those companies.

Technology, page 26

29.   Clarify your statement that you expect to support your clients through a secure, scalable
        server infrastructure. Explain your reference to "scalable." You state that your primary
        servers will be hosted in a fully-secured, top-tier server center and are supported by a top-
        tier backup server facility. Clarify whether you have established an agreement with a
        third-party facility center and explain how your primary servers will be hosted.

Revenue, page 29

30.   You state that a large portion of your revenue from new clients comes from large
        corporations. However, it does not appear that you have generated any revenues to date.
        Please revise accordingly or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 31

31.   Your discussion and analysis of liquidity and capital resources should provide a clear
        picture of your ability to meet existing and known or reasonably likely future cash
        requirements. You should provide a comprehensive discussion of the significant changes
        in your sources and uses of cash from period to period and the impact of these changes on
        your liquidity and capital resources. Your disclosure should address all future cash
        obligations. For example, we note from disclosures on pages 29 and F-13 that you have
        commitments related to a software development agreement. In addition, you should
        provide an indication of the specific time period that you will have sufficient cash to
        finance operations. Please tell us how you considered the guidance in Section IV of SEC

Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Directors, Executive Officers and Corporate Governance, page 32

32.   Revise to clarify whether Mr. Rosenberg is currently serving as director of E-Commerce for M. Fried, Inc. in New York.

Summary Compensation Table, page 34

33.   Revise your summary compensation table to reflect the compensation paid to your named executive officers, as discussed on pages 30 and 31. Specifically, you indicate that non-cash compensation for officers included $49,995, which represented the value of common stock issued to officers and $112,182 for the value of warrants issued to the officers. It appears such compensation should be included the share awards and option awards columns of the summary compensation table, respectively.

Security Ownership of Certain Beneficial Owners and Management

34.   Please provide us with your analysis as to why the beneficial ownership table does not include the shares underlying the warrants to purchase 1,912,500 shares held by each of Messrs. Rosenberg and Lebor. It appears from the warrant agreement that the warrants are currently exercisable. To the extent Messrs. Rosenber or Lebor hold warrants that are currently exercisable or that will be exercisable within 60 days, the underlying shares are beneficially owned by them for the purposes of the disclosure required by Item 403 of Regulation S-K. See Instruction 2 to Item 403 of Regulation S-K, as well as Rule 13e-3.

Certain Relationships and Related Transactions, page 38

35.   Your statement, "Pursuant to the Securities Purchase Agreement with the holders of the Senior Secured Notes, the shares are being held in escrow, and will be released to Messrs. Lebor and Rosenberg…" is unclear. Clarify whether Messrs. Lebor and Rosenberg are the holders of the Senior Secured Notes and explain the terms of the Securities Purchase Agreement and the extent to which the company's and investors' obligations under that agreement have not yet been performed.

36.   Clarify your reference to chatAND Tech, LLC. in the third paragraph of this section

37.   Your listed items, numbers 3 through 5, relating to the senior secured note holders, are unclear. As an example, number 3 states, "The Registration Statement (as defined below)"; however, an explanation is not included in the text below. Expand to discuss the material rights and obligations of the company and the noteholders under the notes. Clarify the reference to the majority of the Senior Secured Note Holders.

38.   You state that "there were no material transactions … in which the amount involved exceeds $120,000." However, Item 404(d)(1) requires disclosure of transactions in which the amount involved exceeds the <u>lesser</u> of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Please ensure that your disclosure complies with Item 404(d)(1) of Regulation S-K.

39.   Revise to disclose the transaction described in Note 2 to the Financial Statements and on page 49, whereby you issued 4,462,500 shares to two directors and principal shareholders in exchange for intellectual property. Describe the intellectual property acquired, as well as the manner in which you determined its value.

Selling Stockholders, page 38

40.   Please clarify whether the selling shareholders are broker-dealers or affiliates of a broker-dealer.

41.   Revise to clarify how the selling shareholders acquired the securities that you are registering on their behalf for resale. Include a discussion of the nature of the arrangements, agreements, and relationships with the company; the date(s) of the transaction(s) in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, and the instrument(s) that define the rights of the security holders. As an example, without limitation, you indicate on page 38 that the shares of common stock being offered by the selling shareholders do not take into account any limitations on or conditions to the issuance of the shares of common stock being registered; clarify the limitations and conditions you refer to or include an appropriate cross-reference to where this can be located in your prospectus. See Item 507 of Regulation S-K.

Description of Securities to be Registered, page 44

42.   Provide a concise description of the "full-ratchet anti-dilution protection," as that is provided by Section 4(d) of Exhibit 10.5. Potential investors should be informed that the effect of this provision is to ensure that holders of the warrants are generally assured that the exercise price will be reduced to the lowest price at which the company subsequently issues shares of its stock. It is not appropriate to refer to this provision as an anti-dilution provision, because the arrangement assures the warrant holders that they will have the right to buy on the terms no less favorable than subsequent investors, rather than protecting the warrant holders against dilution from future security sales.

Item 15. Recent Sales of Unregistered Securities, page 49

43.   On page F-14 in your Notes to the Financials, you indicate that on June 17, 2011, you issued 5 million shares of common stock to your founders and principal shareholders,

which shares are held in escrow upon the achieve of certain milestones. Revise to include a description of this transaction pursuant to Item 701 of Regulation S-K.

Financial Statements

General

44.   The financial statements should precede Part II of the filing. Revise to include your financial statements, including the accompanying notes, in the body of your prospectus.

June 30, 2011 (Unaudited)

Notes to Financial Statements (Unaudited)

Note 3. Senior Convertible Debentures, page F-27

45.   Revise to disclose your accounting treatment for the issuance of the senior secured debentures and related warrants. Tell us what consideration you gave to separately accounting for any embedded derivatives. In this regard, we note from your disclosures on pages 44 and 45 that the conversion price of the debentures and the exercise price of the warrants are subject to adjustment. Also provide your assessment of any beneficial conversion feature associated with the debentures. Explain and disclose how you valued the warrants, including the significant assumptions used, and describe the basis for the timing of recognition of the value assigned to the warrants. Cite the authoritative accounting literature relied upon.

Note 5. Stockholders' Equity

Warrants, page F-28

46.   We note that you issued warrants to acquire common stock to existing shareholders in June 2011. It appears from your disclosure in Note 6 that a portion of these warrants were issued to two principal officers and recorded as compensation. Tell us and disclose how you accounted for the warrants issued to other shareholders. Also explain how you valued the warrants, including the significant assumptions used. Cite the authoritative accounting literature relied upon.

Escrow shares, page F-28

47.   We note that you issued shares of common stock held in escrow to the founders and principal shareholders. Describe and disclose the basis for your accounting for these escrowed shares. Explain where and how these shares are presented in your financial statements. Tell us what consideration you gave to the guidance in ASC 718-10-S99-2.

Signatures, page 51

48.   Please ensure that your signatures conform to the requirements of Form S-1. In this regard, we note that you have not identified your principal financial officer, principal accounting officer or controller. Refer to the Instructions for Signatures of Form S-1.

Exhibits

49.   On page 38, you indicate that you entered into a Voting Agreement with Messrs. Rosenberg and Lebor. Please file such agreement with your next amended registration statement. Also ensure that the material terms of that agreement are summarized in the prospectus.

Exhibit 5.1

49.   Please ask counsel to revise its legality opinion to include a conclusion regarding the legality of the units; the warrants to be included in the units; and the shares of common stock that underlie the warrants to be issued as components of the units. The revised opinion should clarify the statement that the shares, "when issued and paid for will be duly authorized and validly issued, fully paid and non-assessable" to state clearly that the shares and other securities will be validly issued, fully paid, and non-assessable upon receipt of the consideration as described in the registration statement. Please request that counsel consider organizing the opinions to present its conclusions separately with respect to the primary and seconding offering tranches.

50.   Further, in preparing your revised legality opinion(s), please note that counsel should opine that the warrants are legal, binding obligations under the state contract law(s) governing the warrant agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Samuel M. Krieger, Esq.